UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The notice of Delhaize Group, an English translation of which is attached hereto as Exhibit 99.1, was mailed on or about April 1, 2009 to holders of Delhaize Group’s ordinary shares, in connection with an extraordinary general meeting of shareholders to be held on Wednesday, April 29, 2009, at 3:00 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium (the “EGM”).

The information statement of Delhaize Group, which is attached hereto as Exhibit 99.2, was made available to the holders of Delhaize Group American Depositary Shares as evidenced by American Depositary Receipts, each representing one ordinary share, pursuant to a notice of Delhaize Group’s depositary, Citibank, N.A., mailed on or about March 30, 2009 to such holders in connection with the EGM.

Exhibit Index

Exhibit	Description
Exhibit 99.1	Notice to holders of Delhaize Group ordinary shares of the extraordinary general meeting to be held on Wednesday, April 29, 2009 (English translation)

Annex 1 to Exhibit 99.1	Form of notice of intent to attend the extraordinary general meeting of Delhaize Group to be held on April 29, 2009 (English translation)

Annex 2 to Exhibit 99.1	Form of proxy in the form approved by Delhaize Group (English translation)

Annex 3 to Exhibit 99.1	Information statement providing additional information on the agenda items (English translation)

Annex 4 to Exhibit 99.1	Document comparing the current version of the articles of association with the amended version as proposed to the extraordinary general meeting (English translation)

Annex 5 to Exhibit 99.1	Form of notice of intent to vote by correspondence for the general meeting of Delhaize Group to be held on April 29, 2009 (English translation)

Exhibit 99.2	Information statement made available to holders of Delhaize Group American Depository Shares regarding the extraordinary general meeting to be held on Wednesday, April 29, 2009

Annex 1 to Exhibit 99.2	Document instructing Holders of Delhaize Group American Depositary Shares of availability of proxy materials on the Internet and procedures for requesting a hard copy

Annex 2 to Exhibit 99.2	Agenda of the extraordinary general meeting to be held on Wednesday, April 29, 2009

Annex 3 to Exhibit 99.2	Voting instruction form to holders of Delhaize Group American Depositary Shares

Annex 4 to Exhibit 99.2	Document comparing the current version of the articles of association with the amended version as proposed to the extraordinary general meeting (English translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 13, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

Exhibit 99.1

Brussels, April 1, 2009

Dear Madam, Dear Sir,

The Board of Directors of Delhaize Group SA (the “Company”) cordially invites you to attend the extraordinary general meeting of shareholders of our Company that will be held on April 29, 2009, at 3.00 p.m. C.E.T. at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium (an access map can be found on the website of the Company at www.delhaizegroup.com). The agenda of the meeting is set forth below.

We request that all persons attending the meeting arrive by 2.45 p.m. (C.E.T.) in order to timely complete the registration formalities.

There is no quorum requirement for agenda items 1. and 4. set forth below. However, shareholders representing at least 50% of the share capital of the Company must attend the extraordinary general meeting on April 29, 2009 to allow the shareholders to consider and vote upon items 2. and 3. set forth below. If this quorum requirement is not satisfied, as it was the case in previous years, you will receive a notice to attend an ordinary and extraordinary general meeting of shareholders to be held on May 28, 2009 at 3.00 p.m. C.E.T. at the same location during which these agenda items will be re-proposed along with ordinary general meeting agenda items, without any quorum requirement.

AGENDA

1.	Confirmation of the mandate of Mr. Jack L. Stahl as director

Proposed resolution: Proposal to confirm the mandate of Mr. Jack L. Stahl as director, who was appointed as director by the Board of Directors on August 1st, 2008 to fill the un-expired term of the mandate of Dr. William L. Roper who resigned as director as of July 31st, 2008, until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

2.	Powers of the Board of Directors with respect to the acquisition of shares of the Company in the ordinary course of business.

Proposed resolution: Proposal to replace the third indent of article 10 of the articles of association with the following text:

“On April 29, 2009, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of two (2) years as from the date of the extraordinary general meeting of April 29, 2009 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.”

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis : 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

3.	Deletion of article 6 (share capital history) of the articles of association of the Company

Proposed resolution: Proposal to delete article 6 of the articles of association of the Company, which contains share capital history, and to revise accordingly the numbering of the other provisions of the articles of association and the cross-references included therein.

4.	Powers.

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

ATTENDANCE FORMALITIES

Pursuant to Articles 32 and 33 of the articles of association, holders of securities must comply with the following formalities in order to attend the extraordinary general meeting on April 29, 2009:

(i)	Owners of registered shares must return to the Board of Directors of the Company (c/o Mr. Pierre-François Leybaert (tel: +32 2 412 21 21), Delhaize Group SA, square Marie Curie 40, 1070 Brussels, Belgium) by April 23, 2009 (close of business C.E.T.) the signed original of the attendance form evidencing their intent to attend the meeting. You will find attached the attendance form.

(ii)	Owners of bearer shares must deposit their shares by April 23, 2009 (3:00 p.m. C.E.T.) either at the registered office of the Company (Delhaize Group SA, Rue Osseghemstraat 53, 1080 Brussels, Belgium) or with a branch of ING Belgium. ING Belgium will then certify to the Company that bearer shares deposited with it will remain blocked through and including the date of the extraordinary general meeting.

(iii)	Owners of dematerialized shares must provide notice of their intent to exercise their rights at the meeting to a branch of ING Belgium by April 23, 2009 (3:00 p.m. C.E.T.). ING Belgium will then certify to the Company that these shares will remain blocked through and including the date of the extraordinary general meeting.

(iv)	Owners of securities are permitted to be represented by proxy holders at the extraordinary general meeting. You will find attached the proxy in the form approved by the Company and which must be used to be represented at the extraordinary general meeting. Owners of bearer or dematerialized securities must return their signed original proxies by April 23, 2009 either to the Company (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium) or to a branch of ING Belgium. Owners of registered securities must return their signed original proxies to the Company (at the above address) by April 23, 2009. In each case, proxies may also be sent by fax to +32 2 412 85 68 by April 23, 2009, provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

(v)	Shareholders can vote by correspondence. You will find attached the form approved by the Company and which must be used to vote by correspondence at the extraordinary general meeting. The signed original of the form for voting by correspondence must reach the Company (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, square Marie Curie 40, 1070 Brussels, Belgium) by April 23, 2009. The owner of bearer or dematerialized shares who wishes to vote by correspondence must in addition comply with the deposit or immobilization formalities described respectively in items (ii) and (iii) above.

(vi)	Holders of warrants or bonds issued by the Company may attend the meeting in an advisory capacity as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity, and representatives of legal entities must hand over documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

Enclosed, you will find an information statement providing additional information on the items of the agenda and a comparison of the current version of the articles of association with the amended version as proposed to the meeting.

Yours sincerely,

/s/ Georges Jacobs de Hagen
Georges Jacobs de Hagen
Chairman of the Board of Directors

P.S.:	If you wish to attend the extraordinary general meeting, please return the enclosed attendance form duly completed.

Enclosures:

1.	Attendance form.

2.	Proxy in the form approved by the Company.

3.	Form approved by the Company for voting by correspondence.

4.	Information statement providing additional information on the agenda items.

5.	Comparison of the current version of the articles of association with the amended version as proposed to the extraordinary general meeting.

Annex 1 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:
Family name	:
Address	:

or

Corporate name	:
Form of corporation	:
Registered office	:
hereby represented by (first name, family name and capacity) :

holder of                      registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045, hereby notify his/her/its intent to attend the extraordinary general meeting of Delhaize Group that will take place on Wednesday April 29, 2009 at 3:00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

Signature:
Name:
Date:

Annex 2 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:
Family name	:
Address	:

or

Corporate name	:
Form of corporation	:
Registered office	:

holder of                      shares of Delhaize Group SA, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by 1 (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned,

hereby grants special powers to

in order to be represented at the extraordinary general meeting of Delhaize Group that will take place on April 29, 2009 at 3.00 p.m. C.E.T. at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium, and vote on his/her/its behalf in accordance with the following instructions:

[1]	This information must be provided, except where the represented shareholder is an individual who executes this proxy him/herself.

VOTING INSTRUCTION:2

Vote on proposed resolution 1		Vote on proposed resolution 3

• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )

Vote on proposed resolution 2		Vote on proposed resolution 4

• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )

If the undersigned did not provide a voting instruction with respect to any proposed resolution, then:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

In addition, the proxy holder will be entitled to:

(i)	participate in all discussions at the general meeting and vote, amend or reject any proposed resolution of the agenda on behalf of the undersigned; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Owners of bearer or dematerialized securities must return their signed original proxies by April 23, 2009 either to Delhaize Group (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, square Marie Curie 40, 1070 Brussels, Belgium; tel: +32 2 412 21 21) or to a branch of ING Belgium. Owners of registered securities must return their signed original proxies to the Company (at the above address) by April 23, 2009. In each case, proxies may also be sent by fax to +32 2 412 85 68 by April 23, 2009, provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

This proxy is irrevocable. Holders of shares who granted a proxy may still attend the general meeting but will not be permitted to vote in person.

Signature:

Name:
Capacity:
Date:

[2]	Please mark your selection.

Annex 3 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 1, 2009

To the shareholders and the holders of Delhaize Group American Depositary Shares of Delhaize Group SA (the “Company”):

This letter provides information concerning the agenda of the extraordinary general meeting of shareholders to be held on Wednesday, April 29, 2009, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium.

At the extraordinary general meeting, the Company’s shareholders will consider and vote on confirmation of the appointment of Mr. Jack L. Stahl as a director and, provided that a quorum of at least fifty percent of the Company’s share capital is present or represented at the meeting, shareholders also will consider and vote on (i) an amendment to the articles of association concerning the power of the Board of Directors of the Company to have the Company repurchase its own shares in the ordinary course of business, and (ii) the deletion of provisions of the articles of association describing historical share capital information, all as further detailed in this information statement. A comparison of the current language and the revised language of the articles of association is available on the Internet at the Company’s website (www.delhaizegroup.com).

There is no quorum requirement to consider and vote on confirmation of the appointment of Mr. Stahl as a director, and that item can be validly adopted with the approval of a majority of the votes cast. If the quorum requirement regarding amendments to the articles of association is not satisfied on April 29, 2009, the amendments to the articles of association will be re-proposed along with ordinary general meeting agenda items at a combined ordinary and extraordinary general meeting of shareholders to be held on May 28, 2009 at 3:00 p.m., local time, at the same location, without any quorum requirement. Please note that the Company intends to hold this second extraordinary general meeting along with its ordinary general meeting.

Shareholders can validly express the vote attached to their shares at the April 29, 2009 meeting by following the procedures specified in the notice of the extraordinary general meeting, which has been published in the press and can be downloaded from our web site at www.delhaizegroup.com. A printed version of the notice can be ordered from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department.

Holders of Delhaize Group American Depositary Shares may vote their shares with respect to the April 29, 2009 meeting by following the procedures specified in a separate notice from Delhaize Group’s Depositary, Citibank. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at + 1 704 633 8250 ext. 2529. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the notice and a comparison of the current version of the articles of association with the amended version as proposed to the meeting, which can be downloaded from our web site at www.delhaizegroup.com and can be ordered by shareholders from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51 and by holders of Delhaize Group American Depositary shares by calling Citibank at +1 877 853 2191.

/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Item (1)

Confirmation of the Mandate of

Mr. Jack L. Stahl as Director of Delhaize Group SA

On August 1, 2008, the Board of Directors of the Company appointed Mr. Jack L. Stahl as director to fill the remaining term of Dr. William L. Roper, who resigned as director as of July 31, 2008. In accordance with Belgian law, this extraordinary general meeting is required to decide whether to confirm Mr. Stahl’s appointment as a director until the expiration of the term he filled, which is the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

Mr. Jack L. Stahl (1953) last served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola Americas and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. He currently serves on the Boards of pharmaceutical company Schering-Plough and the soft drink company Dr. Pepper Snapple Group. He is also a board member of several non-profit organizations, such as The Boys and Girls Clubs of America and The United Negro College Fund. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (2)

Amendment to Article 10, 3rd Indent of the Articles of Association

The Board is currently authorized under Article 10 of the Company’s articles of association, for a period of 18 months expiring on November 22, 2009, to purchase, in the ordinary course of business, on behalf of the Company, a maximum of 10% of the outstanding Delhaize Group shares at a per share purchase price no less than one Euro and at a maximum unit price not higher than 20% above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. The Board could make such purchases, on behalf of the Company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

A new Belgian Royal Decree allows the shareholders of the Company to authorize the Company to purchase its own shares up to a maximum of 20% of its issued share capital. This authorization cannot exceed 5 years.

The Board proposes that the shareholders approve an amendment to Article 10, third indent of the Company’s articles of association, to grant authority to the Board to purchase in the ordinary course of business, on behalf of the Company, a maximum of 10% of the outstanding Delhaize Group shares for a period of 2 years beginning on the date of shareholders’ approval at a per share purchase price no less than one Euro and no greater than 20% above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (3)

Deletion of Article 6 of the Articles of Association

Article 6 of the Company’s articles of association sets forth historical information on the share capital of the Company since 1962. There is no need to keep such information in the articles of association. The Board therefore proposes to delete Article 6 of the articles of association and to revise accordingly the numbering of the other provisions of the articles of association and the cross-references included therein. This proposal is a mere technical change to the articles of association and does not have any substantive consequence.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (4)

Powers to Implement the Proposals

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Annex 4 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of the Articles of Association (translated)

with the amended version as proposed to the extraordinary general meeting that will be held on April 29, 2009

ARTICLE TEN – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES

Current version of article 10 of the articles of association:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

On May 22, 2008, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 22, 2008 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

If the proposal is approved, article 10 of the articles of association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

On April 29, 2009, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of two (2) years as from the date of the extraordinary general meeting of April 29, 2009 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.

ARTICLE SIX – HISTORY

Current version of article 6 of the articles of association:

1. The company was incorporated with an initial share capital amounting to one hundred six millions two hundred forty-four thousand six hundred and forty francs, represented by twenty-nine thousand eight hundred forty-four shares without nominal value.

2. On March 22, 1962, the general meeting decided to increase the share capital up to two hundred fifty millions francs, represented by four hundred eighty thousand shares without nominal value, as recorded in minutes drafted by Mr. Jacques Van Wetter, Notary in Ixelles.

The initial assets of the public company (“société anonyme”) consisted of all the properties of a private company with limited liability of the shareholders (“société de personnes à responsabilité limitée”) converted into a public company, as assessed on the basis of the balance sheet of the latter company as of December 31, 1961, after distribution of the profits of the accounting year 1961.

The share capital increase was subscribed to and paid up with cash contribution in circumstances further detailed in the minutes.

If the proposal is approved, article 6 of the articles of association will be deleted

3. On May 25, 1967, the general meeting decided to increase the share capital up to two hundred and sixty-two millions five hundred thousand francs by incorporation of reserves or capital gains, represented by five hundred four thousand shares without nominal value, as recorded in minutes drafted by Mr. Jacques Van Wetter, Notary in Ixelles.

As a result of such share capital increase, twenty-four thousand new shares were issued and allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issue of split share.

4. On May 22, 1969, the general meeting decided to increase the share capital up to two hundred and seventy-five millions six hundred twenty five thousand francs by incorporation of reserves or capital gains, represented by five hundred twenty-nine thousand two hundred shares without nominal value, as recorded in minutes drafted by Mr. Jacques Van Wetter, Notary in Ixelles.

As a result of such share capital increase, twenty-five thousand two hundred new shares were issued and allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issue of split share.

5. On May 24, 1973, the general meeting decided to increase the share capital up to two hundred and eighty-nine millions four hundred six thousand two hundred and fifty francs by incorporation of reserves or capital gains, represented by five hundred fifty-five thousand six hundred sixty shares without nominal value, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles.

As a result of such share capital increase, twenty-six thousand four hundred sixty new shares were issued and allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issue of split share.

6. On May 26, 1977, the general meeting decided to increase the share capital twice in the following way, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles:

•       A first increase of fourteen millions four hundred seventy thousand three hundred thirteen francs brought the share capital to three hundred and three millions eight hundred seventy-six thousand five hundred and sixty-three francs by incorporation of reserves or capital gains. As a result of such share capital increase, twenty-seven thousand seven hundred eighty-three new shares were issued and freely allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issuance of split share.

•       A second increase of one hundred ninety-six millions one hundred twenty-three thousand four hundred thirty-seven francs brought the share capital to five hundred millions by incorporation of reserves or capital gains without issuance of new shares.

7. On December 27, 1979, the general meeting decided, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles:

•       to divide the five hundred eighty-three thousand four hundred forty-three shares existing at that time by way of exchange requiring the issuance of three new shares for each existing share and to authorize the issuance of multiple receipts evidencing several new shares;

•       to increase the share capital by contribution in cash amounting to eighty-five millions six hundred ninety-eight thousand one hundred seventy-five francs, to bring it from five hundred millions francs to five hundred eighty-five millions six hundred ninety-eight thousand one hundred seventy-five francs by way of issuance of three hundred new shares without nominal value. Such shares were issued at the unit price of one thousand four hundred francs and offered to public subscription in circumstances further detailed in the minutes;

•       to increase the share capital a second time, in order to bring it from five hundred eighty-five millions six hundred ninety-eight thousand one hundred seventy-five francs to one billion francs by incorporation of a share premium amount amounting to three hundred thirty-four millions three hundred one thousand eight hundred twenty-five francs, by incorporation of immune reserves accounts amounting to fifty-six millions nine hundred thirty thousand four hundred forty-six francs, and by incorporation of an available reserve account amounting to twenty-three millions sixty-nine thousand five hundred fifty-four francs, without issuance of new shares.

8. On May 22, 1986, the general meeting decided to divide the two millions fifty thousand three hundred twenty-nine shares without nominal value existing at that time by way of exchange requiring the issuance of five new shares for each existing share and to authorize the issuance of multiple receipts evidencing several new shares, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles.

9. On May 27, 1992, the general meeting decided to divide the ten millions two hundred fifty-one thousand six hundred forty-five shares without nominal value existing at that time by way of exchange requiring the issuance of five new shares for each existing share, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles.

10. As a result of the exercise of warrants detached from bonds issued by the board of directors within the authorized share capital on May 23, 1990, the share capital was increased up to:

1°) three hundred eighty-eight thousand francs, as recorded in the minutes drafted on July 27, 1992;

2°) one hundred twenty-three thousand eight hundred francs, as recorded in the minutes drafted on October 26, 1992;

3°) eighteen thousand francs, as recorded in the minutes drafted on July 23, 1993;

4°) fifty-five thousand francs, as recorded in the minutes drafted on January 25, 1994;

5°) eighty-three thousand francs, as recorded in the minutes drafted on April 25, 1994;

6°) forty-six thousand francs, as recorded in the minutes drafted on October 25, 1994;

7°) twenty-four thousand francs, as recorded in the minutes drafted on January 24, 1995;

8°) three hundred and eighty-eight thousand francs as recorded in the minutes drafted on July 26, 1995;

9°) one million seventy-seven thousand seven hundred francs, as recorded in the minutes drafted on January 25, 1996;

10°) six millions nine hundred seventy-two thousand five hundred francs, as recorded in the minutes drafted on April 26, 1996;

11. As a result of the exercise of warrants attached to bonds issued by the board of directors within the authorized share capital on June 19, 1996, the share capital was increased up to:

1°) three millions eight hundred and sixteen thousand francs, as recorded in the minutes drafted on June 26, 1998;

2°) six hundred and fourteen thousand francs, as recorded in the minutes drafted on September 24, 1998;

3°) four hundred eighty-two thousand francs, as recorded in the minutes drafted on December 24, 1998;

4°) six hundred sixty thousand francs, as recorded in the minutes drafted on June 25, 1999;

5°) two hundred forty thousand francs, as recorded in the minutes drafted on September 23, 1999;

6°) one hundred eighty-six thousand francs, as recorded in the minutes drafted on December 24, 1999;

7°) one hundred sixty-four thousand francs, as recorded in the minutes drafted on June 23, 2000;

8°) one hundred thirty-two thousand francs, as recorded in the minutes drafted on September 25, 2000;

12. On December 15, 2000, the general meeting decided to increase the share capital up to one billion forty-nine millions four hundred seventy-seven thousand two hundred ninety-one coma sixty-six francs by incorporation of reserves and to convert such share capital into twenty-six millions fifteen thousand eight hundred sixty-two Euros and fifty Cents, as recorded in minutes drafted by Mr. Benedikt van der Vorst, Notary in Ixelles.

13. Pursuant to the minutes drafted by the Notary Benedikt van der Vorst in Brussels on April 25, 2001, the share capital was increased up to forty-six millions one hundred five thousand four hundred thirty-five Euros.

14. As a result of the exercise of warrants attached to bonds issued by the board of directors within the authorized share capital on June 19, 1996, the share capital was increased up to two thousand two hundred Euros, as recorded in the minutes drafted on April 25, 2001.

15. Pursuant to the minutes drafted by the Notary Benedikt van der Vorst in Brussels on May 29, 2001, the share capital was increased up to forty-six millions one hundred height thousand height hundred twenty-seven Euros.

16. As a result of the exercise of warrants attached to bonds issued by the board of directors within the authorized share capital on June 19, 1996, the share capital was increased up to eighty seven thousand five hundred and twenty-five Euros, as recorded in the minutes drafted on June 25, 2001.

17. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, the share capital was increased up to twenty-four thousand two hundred twenty-four Euros (24,224 Euros), as recorded in the minutes drafted on October 3, 2003.

18. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to ninety-one thousand seven hundred and two Euros and fifty Eurocents (91,702.50 Euros), as recorded in the minutes drafted on November 20, 2003.

19. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to fifty-six thousand five hundred fifteen Euros (56,515 Euros), as recorded in the minutes drafted on February 17, 2004.

20. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to fifty-three thousand nine hundred sixty-five Euros (53,965 Euros), as recorded in the minutes drafted on May 19, 2004.

21. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to seventy-two thousand one hundred forty Euros (72,140 Euros), as recorded in the minutes drafted on August 4, 2004.

22. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to eighty five thousand nine hundred and three Euros (85,903 Euros), as recorded in the minutes drafted on September 14, 2004.

23. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to ninety one thousand seven hundred seventy seven Euros fifty Eurocents (91,777.50 Euros), as recorded in the minutes drafted on October 8, 2004.

24. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to eighty one thousand five hundred eighty one Euros (81,581 Euros), as recorded in the minutes drafted on November 16, 2004.

25. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to eighty thousand hundred twenty Euros fifty Eurocents (80,120.50 Euros), as recorded in the minutes drafted on November 26, 2004.

26. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to ninety-four thousand three hundred seventy Euros (94,370 Euros), as recorded in the minutes drafted on January 17, 2005.

27. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased up to seventy-five thousand hundred sixty-one Euros (75,161 Euros), as recorded in the minutes drafted on February 22, 2005.

28. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased up to seventy-seven thousand three hundred eighty-eight Euros (77,388 Euros), as recorded in the minutes drafted on May 9, 2005.

29. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased with ninety-nine thousand eight hundred and two Euros (99,802 Euros), as recorded in the minutes drafted on June 10, 2005.

30. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased with eighty three thousand nine hundred sixty five Euros and fifty Eurocents (83,965.50 Euros), as recorded in the minutes drafted on July 1, 2005.

31. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased with eighty seven thousand five hundred sixty four Euros (87,564 Euros), as recorded in the minutes drafted on August 23, 2005.

32. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with one hundred and six thousand seventy-one Euros (106,071 Euros), as recorded in the minutes drafted on January 4, 2006.

33. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with one hundred forty-seven thousand nine hundred ninety-one Euros (147,991 Euros), as recorded in the minutes drafted on March 29, 2006.

34. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with ninety-eight thousand seven hundred seventy-nine Euros (98,779 Euros), as recorded in the minutes drafted on May 16, 2006.

35. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with hundred forty-three thousand hundred forty-one (143,141 Euros), as recorded in the minutes drafted on July 26, 2006.

36. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, the share capital was increased with hundred sixty eight thousand eight hundred seventy three Euros fifty cents (168,873.50 Euros), as recorded in the minutes drafted on September 8, 2006.

37. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with ninety nine thousand five hundred and seventy Euros fifty cents (99,570.50 Euros), as recorded in the minutes drafted on October 12, 2006.

38. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred and eleven thousand five hundred and five Euros (111,505.00 Euros), as recorded in the minutes drafted on October 24, 2006.

39. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred sixty six thousand twenty three Euros (166,023.00 Euros), as recorded in the minutes drafted on February 15, 2007.

40. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred and six thousand one hundred twenty one Euros fifty cents (106,121.50 Euros), as recorded in the minutes drafted on May 14, 2007.

41. As a result of the conversion of obligations decided by the board of directors within the authorized share capital on March 29, 2004, with effect on April 30, 2004, the share capital was increased with six hundred ninety two thousand nine hundred seventy seven Euros fifty cents (692,977.50 Euros) as recorded in the minutes drafted on May 24, 2007.

42. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred twenty three thousand six hundred seventy nine Euros (123,679.00 Euros), as recorded in the minutes drafted on June 14, 2007.

43. As a result of the conversion of obligations decided by the board of directors within the authorized share capital on March 29, 2004, with effect on April 30, 2004, the share capital was increased with four hundred forty thousand seven hundred eighty six Euros fifty cents (440,786.50 Euros) as recorded in the minutes drafted on June 14, 2007.

44. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with one hundred thousand fifty five Euros fifty cents (100,055.50 Euros), as recorded in the minutes drafted on June 26, 2007.

45. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 25, 2000, the share capital was increased with three thousand four hundred Euros (3,400.00 Euros), as recorded in the minutes drafted on June 26, 2007.

46. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred seventy five thousand six hundred ninety six Euros fifty cents (175,696.50 Euros), as recorded in the minutes drafted on July 25, 2007.

47. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 25, 2000, the share capital was increased with four hundred Euros (400.00 Euros), as recorded in the minutes drafted on October 2, 2007.

48. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred and six thousand six hundred fifty two Euros (106,652.00 Euros), as recorded in the minutes drafted on December 12, 2007.

49. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred fifty one thousand three hundred eighty eight Euros fifty cents (151,388.50 Euros), as recorded in the minutes drafted on December 22, 2008.

Annex 5 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

VOTE BY CORRESPONDENCE

The undersigned:

First name	:
Family name	:
Address	:

or

Corporate name	:
Form of corporation	:
Registered office	:

holder of                      shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghemstraat 53, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by (3) (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this form on behalf of the undersigned,

hereby declares to vote as selected in the attached document with respect to the items of the agenda of the extraordinary general meeting of Delhaize Group that will take place on April 29, 2009 at 3.00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht.

The vote by correspondence is irrevocable. Holders of shares who voted by correspondence may still attend the general meeting but will not be permitted to vote in person or by proxy.

The signed original of this document and its attachment must be returned to Delhaize Group (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium; tel: +32 2 412 21 21) by April 23, 2009. The owner of bearer or dematerialized shares who intend to vote by correspondence must also comply with the deposit or immobilization formalities described in the notice of the general meeting.

Signature:
Name:
Capacity:
Date:

[3]	This information must be provided, except where the voting shareholder is an individual who executes this document him/herself.

VOTE SELECTION (4)

1) vote on proposed resolution 1		2) vote on proposed resolution 2

• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )

3) vote on proposed resolution 3		4) vote on proposed resolution 4

• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )

[4]	Please mark your selection. If the voting shareholder did not select a vote with respect to any item of the agenda, then the voting shareholder will be deemed to have voted in favor of such item.

Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 1, 2009

To the shareholders and the holders of Delhaize Group American Depositary Shares of Delhaize Group SA (the “Company”):

This letter provides information concerning the agenda of the extraordinary general meeting of shareholders to be held on Wednesday, April 29, 2009, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium.

At the extraordinary general meeting, the Company’s shareholders will consider and vote on confirmation of the appointment of Mr. Jack L. Stahl as a director and, provided that a quorum of at least fifty percent of the Company’s share capital is present or represented at the meeting, shareholders also will consider and vote on (i) an amendment to the articles of association concerning the power of the Board of Directors of the Company to have the Company repurchase its own shares in the ordinary course of business, and (ii) the deletion of provisions of the articles of association describing historical share capital information, all as further detailed in this information statement. A comparison of the current language and the revised language of the articles of association is available on the Internet at the Company’s website (www.delhaizegroup.com).

There is no quorum requirement to consider and vote on confirmation of the appointment of Mr. Stahl as a director, and that item can be validly adopted with the approval of a majority of the votes cast. If the quorum requirement regarding amendments to the articles of association is not satisfied on April 29, 2009, the amendments to the articles of association will be re-proposed along with ordinary general meeting agenda items at a combined ordinary and extraordinary general meeting of shareholders to be held on May 28, 2009 at 3:00 p.m., local time, at the same location, without any quorum requirement. Please note that the Company intends to hold this second extraordinary general meeting along with its ordinary general meeting.

Shareholders can validly express the vote attached to their shares at the April 29, 2009 meeting by following the procedures specified in the notice of the extraordinary general meeting, which has been published in the press and can be downloaded from our web site at www.delhaizegroup.com. A printed version of the notice can be ordered from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department.

Holders of Delhaize Group American Depositary Shares may vote their shares with respect to the April 29, 2009 meeting by following the procedures specified in a separate notice from Delhaize Group’s Depositary, Citibank. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at + 1 704 633 8250 ext. 2529. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the notice and a comparison of the current version of the articles of association with the amended version as proposed to the meeting, which can be downloaded from our web site at www.delhaizegroup.com and can be ordered by shareholders from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51 and by holders of Delhaize Group American Depositary shares by calling Citibank at +1 877 853 2191.

/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Item (1)

Confirmation of the Mandate of

Mr. Jack L. Stahl as Director of Delhaize Group SA

On August 1, 2008, the Board of Directors of the Company appointed Mr. Jack L. Stahl as director to fill the remaining term of Dr. William L. Roper, who resigned as director as of July 31, 2008. In accordance with Belgian law, this extraordinary general meeting is required to decide whether to confirm Mr. Stahl’s appointment as a director until the expiration of the term he filled, which is the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

Mr. Jack L. Stahl (1953) last served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola Americas and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. He currently serves on the Boards of pharmaceutical company Schering-Plough and the soft drink company Dr. Pepper Snapple Group. He is also a board member of several non-profit organizations, such as The Boys and Girls Clubs of America and The United Negro College Fund. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (2)

Amendment to Article 10, 3rd Indent of the Articles of Association

The Board is currently authorized under Article 10 of the Company’s articles of association, for a period of 18 months expiring on November 22, 2009, to purchase, in the ordinary course of business, on behalf of the Company, a maximum of 10% of the outstanding Delhaize Group shares at a per share purchase price no less than one Euro and at a maximum unit price not higher than 20% above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. The Board could make such purchases, on behalf of the Company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

A new Belgian Royal Decree allows the shareholders of the Company to authorize the Company to purchase its own shares up to a maximum of 20% of its issued share capital. This authorization cannot exceed 5 years.

The Board proposes that the shareholders approve an amendment to Article 10, third indent of the Company’s articles of association, to grant authority to the Board to purchase in the ordinary course of business, on behalf of the Company, a maximum of 10% of the outstanding Delhaize Group shares for a period of 2 years beginning on the date of shareholders’ approval at a per share purchase price no less than one Euro and no greater than 20% above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (3)

Deletion of Article 6 of the Articles of Association

Article 6 of the Company’s articles of association sets forth historical information on the share capital of the Company since 1962. There is no need to keep such information in the articles of association. The Board therefore proposes to delete Article 6 of the articles of association and to revise accordingly the numbering of the other provisions of the articles of association and the cross-references included therein. This proposal is a mere technical change to the articles of association and does not have any substantive consequence.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (4)

Powers to Implement the Proposals

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to

Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

www.delhaizegroup.com

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to Be Held on April 29, 2009

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

A complete version of the proxy materials relating to the April 29, 2009 Extraordinary General Meeting is available at http://www.delhaizegroup.com.

If you wish to receive a paper or email of copy of these documents you must request one. There is no charge for requesting a copy. Please make your request to Citibank, the Depositary Bank for our American Depositary Shares, by writing to the address below. Alternatively, you can contact the Delhaize Group ADR Shareholder Services line at 1-877-853-2191 to request a copy of the documents.

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-5000

Annex 2 to

Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Agenda of the extraordinary general meeting to be held at the Corporate Support Office of the Company on April 29, 2009 at 3:00 p.m. C.E.T.

1.	Confirmation of the mandate of Mr. Jack L. Stahl as director

Proposed resolution: Proposal to confirm the mandate of Mr. Jack L. Stahl as director, who was appointed as director by the Board of Directors on August 1st, 2008 to fill the un-expired term of the mandate of Dr. William L. Roper who resigned as director as of July 31st, 2008, until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.

2.	Powers of the Board of Directors with respect to the acquisition of shares of the Company in the ordinary course of business

Proposed resolution: Proposal to replace the third indent of article 10 of the articles of association with the following text:

“On April 29, 2009, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of two (2) years as from the date of the extraordinary general meeting of April 29, 2009 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.”

3.	Deletion of article 6 (share capital history) of the articles of association of the Company

Proposed resolution: Proposal to delete article 6 of the articles of association of the Company, which contains share capital history, and to revise accordingly the numbering of the other provisions of the articles of association and the cross-references included therein.

4.	Powers

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

Annex 3 to

Exhibit 99.2

Voting Instructions
You can vote by Internet, Telephone or by Mail
Delhaize Group encourages you to take advantage of convenient ways by which you can vote your shares.

All votes must be received by the Depository prior to 10:00 A.M. (New York City time) on April 22, 2009.
Vote by Internet
• Log on to the Internet and go to www.citi.com/dr.
• Click on “ Investors” and then click on “Voting by Internet”.
• Follow the steps outlined on the secured website.
Vote by Telephone
• Call toll free 1-800-652-Vote (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.
• Follow the instructions provided by the recorded message.
Vote by Mail
Using a black ink pen, mark your votes with an X as shown in	X	• Mark, sign and date your Voting Instruction Form.
this example. Please do not write outside the designated areas.		• Detach your Voting Instruction Form.
• Return your Voting Instruction Form in the postage-paid envelope provided.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

DELHAIZE GROUP SA/NV (the “Company”)

If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked proposal(s) if the Company’s board of directors has recommended approval of such proposal(s).	+

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

	For	Against	Abstain
1.	☐	☐	☐
2.	☐	☐	☐
3.	☐	☐	☐
4.	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to be counted. – Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

Extraordinary General Meeting

A summary of proposals is provided below. Please read the meeting notice and related proxy materials.

1.	Proposal to confirm the mandate of Mr. Jack L. Stahl as director, who was appointed by the board of directors on August 1st, 2008 to fill the un-expired term of the mandate of Dr. William L. Roper who resigned as director as of July 31st, 2008, until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2009.
2.	Proposal to amend article 10 of the articles of association to authorize the board of directors, for a period of two (2) years, to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition.
3.	Proposal to delete article 6 of the articles of association of the Company, which contains share capital history.
4.	Proposal to grant the board of directors the power to implement approved proposals.

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Extraordinary General Meeting

to be held on April 29, 2009

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on April 22, 2009 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES

DELHAIZE GROUP SA/NV (the “Company”)

CUSIP No.:	29759W101.
ADS Record Date:	March 23, 2009.
Meeting Specifics:	Extraordinary General Meeting - April 29, 2009 at 3:00 P.M. (local time) at the Corporate Support Office of the Company, Square Marie Curie 40 in 1070 Brussels, Belgium.
Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of February 18, 2009.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified on the reverse side hereof (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to cause the delivery of such owner’s ADSs to a blocked account with The Depository Trust Company for the account of the Depositary. The ADSs shall remain in such blocked account at The Depository Trust Company or shall be held by the Depositary, as the case may be, until the day after the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the applicable owner.

By delivering voting instructions to the Depositary (whether by Internet, Telephone or Mail), the holder of the ADSs will be instructing to “block” the ADSs in the name of the holder on the books of the Depositary until the day after the meeting at which the voting rights are exercised by the Depositary in accordance with the voting instructions. If after the delivery of the voting instructions you instruct the Depositary to transfer your ADSs, the Depositary will consider the voting instructions revoked and the Depositary will not vote the Deposited Securities represented by your ADSs.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 4 to

Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of the Articles of Association (translated)

with the amended version as proposed to the extraordinary general meeting that will be held on April 29, 2009

ARTICLE TEN – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES

Current version of article 10 of the articles of association:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

On May 22, 2008, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 22, 2008 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

If the proposal is approved, article 10 of the articles of association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

On April 29, 2009, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of two (2) years as from the date of the extraordinary general meeting of April 29, 2009 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.

ARTICLE SIX – HISTORY

Current version of article 6 of the articles of association:

1. The company was incorporated with an initial share capital amounting to one hundred six millions two hundred forty-four thousand six hundred and forty francs, represented by twenty-nine thousand eight hundred forty-four shares without nominal value.

2. On March 22, 1962, the general meeting decided to increase the share capital up to two hundred fifty millions francs, represented by four hundred eighty thousand shares without nominal value, as recorded in minutes drafted by Mr. Jacques Van Wetter, Notary in Ixelles.

The initial assets of the public company (“société anonyme”) consisted of all the properties of a private company with limited liability of the shareholders (“société de personnes à responsabilité limitée”) converted into a public company, as assessed on the basis of the balance sheet of the latter company as of December 31, 1961, after distribution of the profits of the accounting year 1961.

The share capital increase was subscribed to and paid up with cash

If the proposal is approved, article 6 of the articles of association will be deleted contribution in circumstances further detailed in the minutes.

3. On May 25, 1967, the general meeting decided to increase the share capital up to two hundred and sixty-two millions five hundred thousand francs by incorporation of reserves or capital gains, represented by five hundred four thousand shares without nominal value, as recorded in minutes drafted by Mr. Jacques Van Wetter, Notary in Ixelles.

As a result of such share capital increase, twenty-four thousand new shares were issued and allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issue of split share.

4. On May 22, 1969, the general meeting decided to increase the share capital up to two hundred and seventy-five millions six hundred twenty five thousand francs by incorporation of reserves or capital gains, represented by five hundred twenty-nine thousand two hundred shares without nominal value, as recorded in minutes drafted by Mr. Jacques Van Wetter, Notary in Ixelles.

As a result of such share capital increase, twenty-five thousand two hundred new shares were issued and allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issue of split share.

5. On May 24, 1973, the general meeting decided to increase the share capital up to two hundred and eighty-nine millions four hundred six thousand two hundred and fifty francs by incorporation of reserves or capital gains, represented by five hundred fifty-five thousand six hundred sixty shares without nominal value, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles.

As a result of such share capital increase, twenty-six thousand four hundred sixty new shares were issued and allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issue of split share.

6. On May 26, 1977, the general meeting decided to increase the share capital twice in the following way, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles:

•       A first increase of fourteen millions four hundred seventy thousand three hundred thirteen francs brought the share capital to three hundred and three millions eight hundred seventy-six thousand five hundred and sixty-three francs by incorporation of reserves or capital gains. As a result of such share capital increase, twenty-seven thousand seven hundred eighty-three new shares were issued and freely allocated to existing shareholders, each holder of twenty existing shares receiving one new share without issuance of split share.

•       A second increase of one hundred ninety-six millions one hundred twenty-three thousand four hundred thirty-seven francs brought the share capital to five hundred millions by incorporation of reserves or capital gains without issuance of new shares.

7. On December 27, 1979, the general meeting decided, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles:

•       to divide the five hundred eighty-three thousand four hundred forty-three shares existing at that time by way of exchange requiring the issuance of three new shares for each existing share and to authorize the issuance of multiple receipts evidencing several new shares;

•       to increase the share capital by contribution in cash amounting to eighty-five millions six hundred ninety-eight thousand one hundred seventy-five francs, to bring it from five hundred millions francs to five hundred eighty-five millions six hundred ninety-eight thousand one hundred seventy-five francs by way of issuance of three hundred new shares without nominal value. Such shares were issued at the unit price of one thousand four hundred francs and offered to public subscription in circumstances further detailed in the minutes;

•       to increase the share capital a second time, in order to bring it from five hundred eighty-five millions six hundred ninety-eight thousand one hundred seventy-five francs to one billion francs by incorporation of a share premium amount amounting to three hundred thirty-four millions three hundred one thousand eight hundred twenty-five francs, by incorporation of immune reserves accounts amounting to fifty-six millions nine hundred thirty thousand four hundred forty-six francs, and by incorporation of an available reserve account amounting to twenty-three millions sixty-nine thousand five hundred fifty-four francs, without issuance of new shares.

8. On May 22, 1986, the general meeting decided to divide the two millions fifty thousand three hundred twenty-nine shares without nominal value existing at that time by way of exchange requiring the issuance of five new shares for each existing share and to authorize the issuance of multiple receipts evidencing several new shares, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles.

9. On May 27, 1992, the general meeting decided to divide the ten millions two hundred fifty-one thousand six hundred forty-five shares without nominal value existing at that time by way of exchange requiring the issuance of five new shares for each existing share, as recorded in minutes drafted by Mr. André van der Vorst, Notary in Ixelles.

10. As a result of the exercise of warrants detached from bonds issued by the board of directors within the authorized share capital on May 23, 1990, the share capital was increased up to:

1°) three hundred eighty-eight thousand francs, as recorded in the minutes drafted on July 27, 1992;

2°) one hundred twenty-three thousand eight hundred francs, as recorded in the minutes drafted on October 26, 1992;

3°) eighteen thousand francs, as recorded in the minutes drafted on July 23, 1993;

4°) fifty-five thousand francs, as recorded in the minutes drafted on January 25, 1994;

5°) eighty-three thousand francs, as recorded in the minutes drafted on April 25, 1994;

6°) forty-six thousand francs, as recorded in the minutes drafted on October 25, 1994;

7°) twenty-four thousand francs, as recorded in the minutes drafted on January 24, 1995;

8°) three hundred and eighty-eight thousand francs as recorded in the minutes drafted on July 26, 1995;

9°) one million seventy-seven thousand seven hundred francs, as recorded in the minutes drafted on January 25, 1996;

10°) six millions nine hundred seventy-two thousand five hundred francs, as recorded in the minutes drafted on April 26, 1996;

11. As a result of the exercise of warrants attached to bonds issued by the board of directors within the authorized share capital on June 19, 1996, the share capital was increased up to:

1°) three millions eight hundred and sixteen thousand francs, as recorded in the minutes drafted on June 26, 1998;

2°) six hundred and fourteen thousand francs, as recorded in the minutes drafted on September 24, 1998;

3°) four hundred eighty-two thousand francs, as recorded in the minutes drafted on December 24, 1998;

4°) six hundred sixty thousand francs, as recorded in the minutes drafted on June 25, 1999;

5°) two hundred forty thousand francs, as recorded in the minutes drafted on September 23, 1999;

6°) one hundred eighty-six thousand francs, as recorded in the minutes drafted on December 24, 1999;

7°) one hundred sixty-four thousand francs, as recorded in the minutes drafted on June 23, 2000;

8°) one hundred thirty-two thousand francs, as recorded in the minutes drafted on September 25, 2000;

12. On December 15, 2000, the general meeting decided to increase the share capital up to one billion forty-nine millions four hundred seventy-seven thousand two hundred ninety-one coma sixty-six francs by incorporation of reserves and to convert such share capital into twenty-six millions fifteen thousand eight hundred sixty-two Euros and fifty Cents, as recorded in minutes drafted by Mr. Benedikt van der Vorst, Notary in Ixelles.

13. Pursuant to the minutes drafted by the Notary Benedikt van der Vorst in Brussels on April 25, 2001, the share capital was increased up to forty-six millions one hundred five thousand four hundred thirty-five Euros.

14. As a result of the exercise of warrants attached to bonds issued by the board of directors within the authorized share capital on June 19, 1996, the share capital was increased up to two thousand two hundred Euros, as recorded in the minutes drafted on April 25, 2001.

15. Pursuant to the minutes drafted by the Notary Benedikt van der Vorst in Brussels on May 29, 2001, the share capital was increased up to forty-six millions one hundred height thousand height hundred twenty-seven Euros.

16. As a result of the exercise of warrants attached to bonds issued by the board of directors within the authorized share capital on June 19, 1996, the share capital was increased up to eighty seven thousand five hundred and twenty-five Euros, as recorded in the minutes drafted on June 25, 2001.

17. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, the share capital was increased up to twenty-four thousand two hundred twenty-four Euros (24,224 Euros), as recorded in the minutes drafted on October 3, 2003.

18. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23,

2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to ninety-one thousand seven hundred and two Euros and fifty Eurocents (91,702.50 Euros), as recorded in the minutes drafted on November 20, 2003.

19. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to fifty-six thousand five hundred fifteen Euros (56,515 Euros), as recorded in the minutes drafted on February 17, 2004.

20. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to fifty-three thousand nine hundred sixty-five Euros (53,965 Euros), as recorded in the minutes drafted on May 19, 2004.

21. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to seventy-two thousand one hundred forty Euros (72,140 Euros), as recorded in the minutes drafted on August 4, 2004.

22. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to eighty five thousand nine hundred and three Euros (85,903 Euros), as recorded in the minutes drafted on September 14, 2004.

23. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to ninety one thousand seven hundred seventy seven Euros fifty Eurocents (91,777.50 Euros), as recorded in the minutes drafted on October 8, 2004.

24. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to eighty one thousand five hundred eighty one Euros (81,581 Euros), as recorded in the minutes drafted on November 16, 2004.

25. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to eighty thousand hundred twenty Euros fifty Eurocents (80,120.50 Euros), as recorded in the minutes drafted on November 26, 2004.

26. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, the share capital was increased up to ninety-four thousand three hundred seventy Euros (94,370 Euros), as recorded in the minutes drafted on January 17, 2005.

27. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased up to seventy-five thousand hundred sixty-one Euros (75,161 Euros), as recorded in the minutes drafted on February 22, 2005.

28. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased up to seventy-seven thousand three hundred eighty-eight Euros (77,388 Euros), as recorded in the minutes drafted on May 9, 2005.

29. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased with ninety-nine thousand eight hundred and two Euros (99,802 Euros), as recorded in the minutes drafted on June 10, 2005.

30. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased with eighty three thousand nine hundred sixty five Euros and fifty Eurocents (83,965.50 Euros), as recorded in the minutes drafted on July 1, 2005.

31. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, the share capital was increased with eighty seven thousand five hundred sixty four Euros (87,564 Euros), as recorded in the minutes drafted on August 23, 2005.

32. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with one hundred and six thousand seventy-one Euros (106,071 Euros), as recorded in the minutes drafted on January 4, 2006.

33. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with one hundred forty-seven thousand nine hundred ninety-one Euros (147,991 Euros), as recorded in the minutes drafted on March 29, 2006.

34. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with ninety-eight thousand seven hundred seventy-nine Euros (98,779 Euros), as recorded in the minutes drafted on May 16, 2006.

35. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with hundred forty-three thousand hundred forty-one (143,141 Euros), as recorded in the minutes drafted on July 26, 2006.

36. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, the share capital was increased with hundred sixty eight thousand eight hundred seventy three Euros fifty cents (168,873.50 Euros), as recorded in the minutes drafted on September 8, 2006.

37. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with ninety nine thousand five hundred and seventy Euros fifty cents (99,570.50 Euros), as recorded in the minutes drafted on October 12, 2006.

38. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred and eleven thousand five hundred and five Euros (111,505.00 Euros), as recorded in the minutes drafted on October 24, 2006.

39. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred sixty six thousand twenty three Euros (166,023.00 Euros), as recorded in the minutes drafted on February 15, 2007.

40. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred and six thousand one hundred twenty one Euros fifty cents (106,121.50 Euros), as recorded in the minutes drafted on May 14, 2007.

41. As a result of the conversion of obligations decided by the board of directors within the authorized share capital on March 29, 2004, with effect on April 30, 2004, the share capital was increased with six hundred ninety two thousand nine hundred seventy seven Euros fifty cents (692,977.50 Euros) as recorded in the minutes drafted on May 24, 2007.

42. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred twenty three thousand six hundred seventy nine Euros (123,679.00 Euros), as recorded in the minutes drafted on June 14, 2007.

43. As a result of the conversion of obligations decided by the board of directors within the authorized share capital on March 29, 2004, with effect on April 30, 2004, the share capital was increased with four hundred forty thousand seven hundred eighty six Euros fifty cents (440,786.50 Euros) as recorded in the minutes drafted on June 14, 2007.

44. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day, the share capital was increased with one hundred thousand fifty five Euros fifty cents (100,055.50 Euros), as recorded in the minutes drafted on June 26, 2007.

45. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 25, 2000, the share capital was increased with three thousand four hundred Euros (3,400.00 Euros), as recorded in the minutes drafted on June 26, 2007.

46. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred seventy five thousand six hundred ninety six Euros fifty cents (175,696.50 Euros), as recorded in the minutes drafted on July 25, 2007.

47. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 25, 2000, the share capital was increased with four hundred Euros (400.00 Euros), as recorded in the minutes drafted on October 2, 2007.

48. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred and six thousand six hundred fifty two Euros (106,652.00 Euros), as recorded in the minutes drafted on December 12, 2007.

49. As a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2002, with effect on May 23, 2002, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 22, 2003, with effect as of the same day, as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 27, 2004, with effect as of the same day, and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 26, 2005, with effect as of the same day and as a result of the exercise of warrants issued by the board of directors within the authorized share capital on May 24, 2006, with effect on June 8, 2006, the share capital was increased with one hundred fifty one thousand three hundred eighty eight Euros fifty cents (151,388.50 Euros), as recorded in the minutes drafted on December 22, 2008.